EXHIBIT 12.1

Brandywine Realty Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions (in thousands)

		For the years ended December 31,

	2004	2003	2002	2001	2000

Earnings before fixed charges:
Add:
Income from continuing operations (a)	$57,604	$75,832	$47,643	$19,462	$38,953
Minority interest attributable to continuing operations	2,472	9,294	9,375	7,760	8,800
Fixed charges - per below	61,894	69,476	76,950	83,627	84,604
Less:
Income from equity method investments not distributed	-	-	-	-	(518)
Capitalized interest	(3,030)	(1,503)	(2,949)	(5,178)	(8,182)
Preferred Distributions of consolidated subsidiaries	(832)	(7,069)	(7,069)	(7,069)	(7,069)

Earnings before fixed charges	$118,108	$146,030	$123,950	$98,602	$116,588

Fixed charges and Preferred Distributions:
Interest expense (including amortization)	$55,061	$57,835	$63,522	$67,496	$64,746
Capitalized interest	3,030	1,503	2,949	5,178	8,182
Proportionate share of interest for unconsolidated real estate ventures	2,971	3,069	3,410	3,884	4,607
Distributions to preferred unitholders in Operating Partnership	832	7,069	7,069	7,069	7,069

Total Fixed Charges	61,894	69,476	76,950	83,627	84,604

Income allocated to preferred shareholders	9,720	11,906	11,906	11,906	11,906

Total Preferred Distributions	9,720	11,906	11,906	11,906	11,906
Total combined fixed charges and preferred distributions	$71,614	$81,382	$88,856	$95,533	$96,510

Ratio of earnings to combined fixed charges and preferred distributions	1.65	1.79	1.39	1.03	1.21

(a)	Amounts for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 have been reclassified to present properties identified as held for sale consistent with the presentation for the period ended December 31, 2004. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.